UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Poseida Therapeutics, Inc.

(Name of Subject Company)

Poseida Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

73730P108

(CUSIP Number of Class of Securities)

Kristin Yarema

Chief Executive Officer

Poseida Therapeutics, Inc.

9390 Towne Centre Drive, Suite 200

San Diego, California 92121

(858) 779-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Rowook Park

Barbara Borden

Julia Kim

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Poseida Therapeutics, Inc., a Delaware corporation (the “Company” or “Poseida”), with the Securities and Exchange Commission on December 9, 2024, relating to the tender offer on Schedule TO filed with the Securities and Exchange Commission on December 9, 2024 by Roche Holdings, Inc., a Delaware corporation (“Parent”) and Blue Giant Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of November 25, 2024 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Poseida, to acquire all of the outstanding shares of common stock of Poseida, $0.0001 par value per share (the “Shares”) at a per Share offer price of (i) $9.00 in cash, and (ii) one non-tradeable contingent value right representing the right to receive certain contingent payments of up to an aggregate amount of $4.00 per Share in cash upon the achievement of specified milestones, subject to and in accordance with the terms of the Contingent Value Rights Agreement to be entered into with Computershare Inc., a Delaware corporation and its affiliate Computershare Trust Company, N.A., a federally chartered trust company, in each case, without interest, and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2024 and the related Letter of Transmittal, as each may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 3 is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the third paragraph under the section titled “U.S. Antitrust” in its entirety and replacing it with the following:

“The waiting period under the HSR Act expired on January 6, 2025, at 11:59 p.m., New York City time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POSEIDA THERAPEUTICS, INC.

By:	/s/ Kristin Yarema
Name:	Kristin Yarema
Title:	President and Chief Executive Officer

Dated: January 7, 2025